UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 27, 2010

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

27 April, 2010

France Telecom and Orascom Telecom submit the main terms of their agreements on Mobinil and ECMS to the Egyptian Financial Supervisory Authority

Following the announcement made on 14 April 2010, France Telecom and Orascom Telecom submitted today to the Egyptian Financial Supervisory Authority the main terms of the agreements on Mobinil and ECMS signed between them. The content of this submission can be found below. The parties are still finalising certain technical elements.

About France Telecom

France Telecom, one of the world’s leading telecommunications operators, had in 2009 total sales of 50.9 billion euros, including its activities in the United Kingdom, and, at 31 December 2009, a customer base of almost 193 million customers in 32 countries. Orange, the Group's single brand for internet, television and mobile services in the majority of countries where the company operates, now covers 131.8 million customers. At 31 December 2009, the Group had 132.6 million mobile customers and 13.5 million broadband internet (ADSL) customers worldwide. Orange is the number three mobile operator and the number two provider of broadband internet services in Europe and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

The Group's strategy, which is characterized by a strong focus on innovation, convergence and effective cost management, aims to establish Orange as an integrated operator and benchmark for new telecommunications services in Europe. Today the Group remains focused on its core activities as a network operator, while working to develop its position in new growth activities. To meet customer expectations, the Group strives to provide products and services that are simple and user-friendly, while maintaining a sustainable and responsible business model that can be adapted to the requirements of a fast-paced and changing eco-system.

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information (on the internet and on your mobile): www.orange.com, www.orange-business.com, www.orange-innovation.tv

Orange and any other Orange product or service names included in this material are trade marks of Orange Brand Services Limited.

France Telecom disclaimer

This press release contains forward-looking statements that reflect the current views of management with respect to future events. Such views are generally identified by the words “expect,” “believe”, “intend”, “aim”, “goal”, “plan”, “will”, “seek” or similar expressions. Forward-looking statements are based on current plans and information. You should consider them with caution. Such statements are subject to risks and uncertainties, most of which are difficult to predict. Among the relevant risk factors are the progress of any regulatory approvals and the impact of other significant strategic or business initiatives. If these, or other, risks or uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, actual results of the outlined agreement may be materially different from those expressed or implied by such statements.

Maintaining the partnership between France Telecom group and Orascom Telecom group, and subject to paragraph 4 below, neither Party shall transfer to the other Party any shares in MobiNil for Telecommunications (unlisted) or the Egyptian Company for Mobile Services (listed). The Parties further agreed that Orascom Telecom Holding shall not own or hold, directly or indirectly and/or whether acting in concert, an equity stake in the Egyptian Company for Mobile Services (listed) of more than 20% of the share capital of the latter;

1.

Amending and restating the existing shareholders’ agreement between the Parties relating to MobiNil for Telecommunications (unlisted) with a view, in particular, to regulating the governance of MobiNil for Telecommunications and its subsidiaries (the amended and restated shareholders’ agreement to cancel and supersede the existing shareholders’ agreement). France Telecom will fully consolidate the results of MobiNil for Telecommunications and its subsidiaries in its consolidated financial statements and Orascom Telecom Holding will consolidate its participation through the equity method;

2.

Granting Orascom Telecom Holding certain rights in the amended and restated shareholders’ agreement with respect to the approval of material decisions and operational matters;

3.

Granting Orascom Telecom Holding in the amended and restated shareholders’ agreement the option to put its shares in MobiNil for Telecommunications (unlisted) together with its shares in the Egyptian Company for Mobile Services (listed) to the France Telecom Group (i) during the period from September 15 through November 15, 2012, and (ii) during the period from September 15 through November 15, 2013, as well as (iii) at anytime until November 15, 2013 in a limited number of deadlock situations on some material decisions, and subject to certain conditions. In the event of the exercise of the put option, the price per the Egyptian Company for Mobile Services (listed) share ("ECMS P") which has been agreed between the Parties will increase over time from EGP 221.7 as of closing up to EGP 248.5 as of end 2013, to be converted in EUR at a fixed EUR/EGP exchange rate of 7.53. The price per MobiNil for Telecommunications (unlisted) share will be computed as ECMS P multiplied by the total number of ECMS shares held by MobiNil for Telecommunications (unlisted) in the Egyptian Company for Mobile Services (listed) and divided by the total number of MobiNil for Telecommunications (unlisted) shares;

4.

The continuation of the Parties in rendering technical support and management services to the Egyptian Company for Mobile Services (listed) according to the two existing management agreements with the Parties, which were ratified to the General Assembly of the Company, and whereby each Party receives a fee equal to 0.75% of the total revenues of the Company (excluding equipment sales and sales taxes);

5.

The agreement in principle of the Parties on the acquisition by the Egyptian Company for Mobile Services of Link Dot Net S.A.E and Link Egypt S.A.E, a leading Egyptian ISP, for total consideration calculated on the basis of an aggregate enterprise value of USD 130,000,000, subject to obtaining the approval of the competent corporate bodies (general assemblies and/or boards of directors) and completing the necessary procedures in accordance with applicable laws and regulations; and

6.

In consideration for the settlement of all disputes between the Parties, whether in Egypt or abroad, as well as the undertakings and obligations of Orascom Telecom Holding under the Agreements, the termination of the existing shareholders’ agreement, the execution of the amended and restated shareholders’ agreement, and the full consolidation by France Telecom of the results of MobiNil for Telecommunications and its subsidiaries, the France Telecom Group will pay to the Orascom Telecom Group a global settlement fee of USD 300,000,000. Such fee shall be payable upon the entry into force of the amended and restated shareholders’ agreement and the settlement agreement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: April 27, 2010	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer